ALLIED GOLD LIMITED

ACN 104 855 067

9 October 2006

Company Announcements Officer
Australian Stock Exchange Limited

Dear Sir/Madam

"This press release is not for dissemination in the United States of America and shall not be disseminated to United States news services."

FURTHER GOLD INTERCEPTS EXTEND POTENTIAL

OF ALLIED GOLD'S US$60M PNG PROJECT

DRILLING / SAMPLING UPDATE – SIMBERI GOLD PROJECT, PNG

Further strong drilling intercepts have extended the resource potential for a US$60 million offshore Papua New Guinea gold project being developed by ASX listed Allied Gold Limited (ASX code "ALD") and due to move to first production from third quarter next year.

The extension focuses on a potential new ore body south of the planned main production target at Sorowar, on Simberi island, offshore north Papua New Guinea.

Allied Gold announced today that it had now completed 85 of a 100-hole shallow reverse circulation (RC) drilling program to determine the lateral and vertical extent of oxide and sulfide gold mineralisation at Pigicow, south of Sorowar.

Highly encouraging intercepts were recorded as follows:

PIGICOW

- **56m** at **2.71 g/t gold** from surface in RC1317 *(hole ended in mineralisation)*
- **45m** at **2.34g/t gold** from surface in RC1314 *(hole ended in mineralisation)*
- **30m** at **2.82g/t gold** from surface, including **19m** from surface at **3.93g/t gold** in RC1340 *(hole ended in mineralisation)*
- **30m** at **1.69g/t gold** from surface, including **19m** at **2.20 g/t gold** from 11m in RC 1336 *(hole ended in mineralisation)*
- **30m** at **1.16g/t gold** from surface, including **22m** at **1.42g/t gold** from 8m in RC1298 *(hole ended in mineralisation)*

- **29m** at **1.36g/t gold** from surface in RC1328 *(hole ended in mineralisation)*
- **21m** at **1.38g/t gold** from surface, including **6m** from surface at **4.11g/t gold** in RC1349 *(hole ended in mineralisation)*
- **21m** at **1.05g/t gold** from surface, including **11m** at **1.98g/t gold** from 10m in RC1301 *(hole ended in mineralisation)*
- **20m** at **1.21g/t gold** from surface in RC1339 *(hole ended in mineralisation)*

Assay results for the first tranche of 31 holes from Pigicow were reported in the *Quarterly Report for the Period Ending 30 June 2006.* The above Assay results were recently received for the second tranche of 54 holes, totalling 1527 metres for an average drillhole depth of 28.3 metres.

New assay results received for the latest tranche of 54 holes, totalling 1527 metres for an average drillhole depth of 28.3 metres, revealed from the Samat target:

SAMAT

- **30m** at **3.48g/t gold** from surface, including **18m** at **5.28g/t gold** from 12m and **1m** at **23.70g/t gold** from 28m in RC1360
- **28m** at **1.30g/t gold** from surface, including **1m** at **29.7g/t gold** from 10m in RC1368
- **11m** at **1.91g/t gold** from 4m in RC1365
- **6m** at **1.44g/t gold** from 5m in RC1361
- **3m** at **1.19g/t gold** from surface, **4m** at **1.78g/t gold** from 8m and **2m** at **1.27g/t gold** from 16m in RC1369

ADORA

At the nearby Adora target, east of Samat, intersections included:

- **13m** at **2.29g/t gold** from 37m and **5m** at **5.03g/t gold** from 43m in RC1354
- **5m** at **1.07g/t gold** from 20m and **3m** at **1.21g/t gold** from 38m in RC1357
- **10m** at **1.15g/t gold** from 18m in RC1358
- **5m** at **1.20g/t gold** from 23m in RC1359

The latest results follow last month's announcement by Allied Gold that one of the largest gold producers in China - Zijin Mining Group Co. Ltd, a Hong Kong listed producer capitalised at in excess of US$5.3 billion - had entered a conditional Memorandum of Understanding (MOU) with the Australian gold developer.

The MOU provides for Zijin to take a direct 10% stake in Allied Gold via an A$18 million share placement along with a pre-emptive right to the gold oxide only upside of the Simberi project.

Located near Lihir off the PNG north coast, Simberi is due to pour its first gold in the third quarter of next year, with Allied fully financed through to commissioning.

Under the terms of the Allied-Zijin agreement and on successful completion of due diligence:

- Zijin will subscribe for 30.2 million fully paid ordinary shares in Allied at a cost of not less than A$0.60 per share, or, at such higher price as agreed by the parties
- This currently represents 10% of the fully diluted issued capital of Allied of 272 million shares and 30.2 million listed and unlisted options
- The cost to Zijin for the entry into Allied will be about A$18.2 million
- In the event that Allied elects to dispose or assign any of its interest in the Simberi Gold Oxide Project only, Zijin will be offered first right of refusal
- Allied shareholders approving the agreement.

Allied Gold has current Oxide/Sulphide Gold Resources at Simberi of 2,344,000 ounces of gold including 759,000 oxide and transitional gold reserves and mineral resources within designed pits.

The Company has committed >US$60 million to the development of a 2.2 million tpa carbon in leach gold processing plant and associated infrastructure on Simberi Island. It is anticipated the mine will produce an average of 84,000 ounces of gold per annum over the current mine life of 8.2 years.

To the end of August 2006, the company had completed 85 holes of a 100-hole shallow reverse circulation (RC) drilling program designed to determine the lateral and vertical extent of both oxide and sulfide gold mineralization at Pigicow located mid-way between the Samat and Botlu deposits.

Highly encouraging intercepts were recorded as follows:

PIGICOW

- **56m** at **2.71/t gold** from surface in RC1317
- **45m** at **2.34g/t gold** from surface in RC1314
- **30m** at **2.82g/t gold** from surface, including **19m** from surface at **3.93g/t gold** in RC1340
- **30m** at **1.69g/t gold** from surface, including **19m** at **2.20 g/t gold** from 11m in RC 1336
- **30m** at **1.16g/t gold** from surface, including **22m** at **1.42g/t gold** from 8m in RC1298
- **29m** at **1.36g/t gold** from surface in RC1328
- **21m at 1.38g/t gold** from surface, **including 6m** from surface at **4.11g/t gold** in RC1349
- **21m at 1.05g/t gold** from surface, **including 11m** at **1.98g/t gold from 10m** in RC1301
- **20m at 1.21g/t gold** from surface in RC1339

Assay results for the first tranche of 31 holes were reported in the *Quarterly Report for the Period Ending 30 June 2006*. The above Assay results have now been received for the second tranche of 54 holes, totaling 1527 metres for an average drillhole depth of 28.3 metres.

SAMAT

- **30m** at **3.48g/t gold** from surface, including **18m** at **5.28g/t gold** from 12m and **1m** at **23.70g/t gold** from 28m in RC1360
- **28m** at **1.30g/t gold** from surface, including **1m** at **29.7g/t gold** from 10m in RC1368
- **11m** at **1.91g/t gold** from 4m in RC1365
- **6m** at **1.44g/t gold** from 5m in RC1361
- **3m** at **1.19g/t gold** from surface, **4m** at **1.78g/t gold** from 8m and **2m** at **1.27g/t gold** from 16m in RC1369

The above Assay results were received for 18 shallow RC drillholes recently completed at the Samat deposit, totaling 545 metres for an average drillhole depth of 30.3 metres.

ADORA

- **13m** at **2.29g/t gold** from 37m and **5m** at **5.03g/t gold** from 43m in RC1354
- **5m** at **1.07g/t gold** from 20m and **3m** at **1.21g/t gold** from 38m in RC1357
- **10m** at **1.15g/t gold** from 18m in RC1358
- **5m** at **1.20g/t gold** from 23m in RC1359

The above Assay results were also received for 6 shallow RC drillholes recently completed at the Adora Prospect Deposit, immediately east of Samat. This preliminary program totalled 268 metres for an average drillhole depth of 44.7 metres.

The location of the Pigicow and Adora areas in relation to the Botlu, Bekou Creek and Samat deposits as well as the proposed Process Plant Site is shown below:


Botlu
Proposed Process Plant
Pigicow
Pigiput Bay
North Samat
East Samat
South Samat
Adora
Bekou Creek

Existing and potential Oxide deposits within trucking distance to the Plant

Revised resource estimates are currently being compiled for the Bekou Creek and Pigicow areas and these will be finalized in the near future, once the third and final tranche of results is received from the recently completed Pigicow drilling program. The Pigicow drillhole location map is shown below, together with a more detailed tabulation of the second tranche drilling results:


Pigicow Infill RC
Drilling Plan
Previous drillholes
Recent infill drillholes
Remaining proposed infill drillholes

PIGICOW GOLD ASSAY RESULTS AND DRILLHOLE DETAILS:

Hole	TIG Co-ordinates		Dip / Azimuth	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Oxidation
	mN	mE						
RC1298	208009	44119	-60/180	0	30	**30**	**1.16**	OX, TR, SU
				0	3	3	0.96	OX
				8	30	**22**	**1.42**	TR, SU
RC1299	208084	44134	-90/000	0	21	21	0.05	OX, SU
RC1300	208105	44108	-90/000	0	25	25	0.03	OX, SU
RC1301	208130	44170	-90/000	0	21	**21**	**1.05**	OX, SU
				10	21	**11**	**1.98**	SU
RC1302	208039	44186	-90/000	0	21	21	0.08	OX, TR, SU
				6	7	1	0.83	TR
RC1303	208014	44074	-90/000	0	30	30	0.05	OX, TR, SU
RC1304	207954	44114	-90/000	0	29	29	0.34	OX, TR, SU
				0	2	2	0.74	OX
				6	10	4	0.69	OX
				20	21	1	0.69	SU
RC1305	207954	44114	-90/000	0	38	38	0.39	OX, SU
				13	20	7	0.82	OX

Hole	TIG Co-ordinates		Dip / Azimuth	From	To	Intercept	Au Grade	Oxidation
	mN	mE		(m)	(m)	(m)	(g/t)	
				33	37	4	0.53	SU
RC1306	207944	43979	-90/000	0	20	20	0.19	OX, TR, SU
				10	11	1	0.91	SU
RC1307	207954	43934	-90/000	0	31	31	0.01	OX, TR, SU
RC1308	207954	43934	-90/000	0	20	20	0.01	OX, TR
RC1309	207914	43934	-90/000	0	23	23	0.84	OX, TR, SU
				3	11	**8**	**1.91**	OX, TR, SU
				17	18	1	0.72	SU
RC1310	207914	43894	-90/000	0	21	21	0.33	OX, TR,SU
				10	12	**2**	**1.61**	SU
RC1311	207914	43894	-90/000	0	20	20	0.08	OX, TR,SU
RC1312	207880	43943	-90/000	0	25	25	0.01	OX, SU
RC1313	207900	43877	-90/000	0	36	36	0.48	OX, TR, SU
				4	5	1	0.89	OX
				28	36	**8**	**1.67**	SU
RC1314	207878	43852	-90/000	0	45	**45**	**2.34**	OX, TR, SU
				2	45	**43**	**2.43**	OX, TR, SU
RC1315	207803	43983	-90/000	0	27	27	0.04	SU, TR
RC1316	207825	43933	-90/000	0	35	35	0.01	SU, TR
RC1317	207739	43939	-60/226	0	56	**56**	**2.71**	OX, TR, SU
				5	56	**51**	**2.96**	OX. TR, SU
RC1318	207734	43904	-60/046	0	27	27	0.07	OX, TR, SU
RC1319	207724	43874	-60/046	0	42	42	0.07	OX, TR, SU
RC1320	207754	43839	-60/046	0	36	36	0.29	OX, TR, SU
				4	7	3	0.70	OX
				17	19	2	0.78	OX
				35	36	**1**	**1.19**	OX
RC1321	207686	43845	-90/000	0	29	29	0.04	OX, TR, SU
RC1322	207674	43949	-60/046	0	30	30	0.25	OX, TR, SU
				0	5	**5**	**1.23**	OX
RC1323	207665	43962	-60/046	0	30	30	0.11	OX, TR, SU
				5	6	1	0.69	OX
RC1324	207759	44004	-90/000	0	30	30	0.04	OX, TR, SU
RC1325	207733	43989	-60/226	0	25	25	0.33	OX, TR, SU
				7	15	8	0.84	OX, TR, SU
RC1326	207707	43974	-60/046	0	25	25	0.38	OX, SU
				0	2	**2**	**2.78**	OX
RC1327	207686	43940	-60/046	0	25	25	0.04	OX, SU
RC1328	207703	43906	-60/046	0	29	**29**	**1.36**	OX, TR, SU
				0	4	4	0.99	OX
				7	27	**20**	**1.69**	OX, TR, SU
RC1329	207627	43850	-90/000	0	30	30	0.12	OX, TR, SU
				5	6	1	0.69	OX
				22	23	1	0.50	SU
RC1330	207561	43866	-90/000	0	29	29	0.01	OX, SU

Hole	TIG Co-ordinates		Dip / Azimuth	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Oxidation
	mN	mE						
RC1331	207670	43885	-90/000	0	25	25	0.06	OX, TR, SU
				14	15	1	0.60	SU
RC1332	207639	43811	-90/000	0	30	30	0.12	OX, TR, SU
				0	1	1	0.51	OX
RC1333	207665	43814	-90/000	0	25	25	0.26	OX, TR, SU
				17	21	**4**	**1.04**	SU
RC1334	207686	43796	-90/000	0	25	25	0.05	OX, TR, SU
				16	17	1	0.61	SU
RC1335	207709	43748	-90/000	0	30	30	0.58	OX, SU
				1	3	**2**	**2.44**	OX
				11	12	1	0.79	SU
				21	30	9	0.95	SU
RC1336	207700	43742	-90/000	0	30	**30**	**1.69**	OX, TR, SU
				0	4	**4**	**1.72**	OX
				11	30	**19**	**2.20**	TR, SU
RC1337	207754	43758	-90/000	0	30	30	0.65	OX, TR, SU
				0	17	17	0.77	OX, TR, SU
				24	30	6	0.83	SU
RC1338	207710	43774	-90/000	0	28	28	0.48	OX, SU
				9	13	4	0.73	OX, SU
				20	28	8	0.92	SU
RC1339	207986	43815	-90/000	0	20	**20**	**1.21**	OX, SU
				0	16	**16**	**1.49**	OX, SU
RC1340	207976	43786	-90/000	0	30	**30**	**2.82**	OX, SU
				0	19	**19**	**3.93**	OX, SU
				22	28	**6**	**1.41**	SU
RC1341	207979	43787	-60/180	0	25	25	0.30	OX, TR, SU
				12	16	**4**	**1.04**	SU
				24	25	**1**	**1.15**	SU
RC1342	207955	43756	-60/000	0	36	36	0.68	OX, TR, SU
				4	8	4	0.99	OX
				17	30	**13**	**1.35**	OX, TR, SU
RC1343	207917	43653	-60/000	0	26	26	0.05	OX, TR, SU
RC1344	207904	43636	-90/000	0	30	30	0.02	OX, SU
RC1345	207901	43635	-60/180	0	31	31	0.09	OX, TR, SU
RC1346	207944	42688	-60/000	0	25	25	0.06	OX, SU
RC1347	207947	42688	-60/000	0	26	26	0.03	OX, TR, SU
RC1348	207983	43721	-60/180	0	22	22	0.03	OX, TR, SU
RC1349	207985	43722	-60/000	0	21	**21**	**1.38**	SU
				0	6	**6**	**4.11**	SU
				14	21	7	0.54	SU
RC1350	208105	44108	-90/000	0	20	20	0.18	OX, SU
RC1351	207844	43829	-60/226	0	31	31	0.26	OX, SU
				0	1	1	0.59	OX
				27	31	**4**	**1.10**	SU

Note: *Assaying for gold by fire assay (50gm) with AAS finish (ALS Chemex Laboratories – Townsville, Queensland)*
Simberi mineralization types are:
Ox = oxide material – extremely weathered (average cyanide recovery >90%)
Tr = transitional material – distinctly weathered (average cyanide leach recovery 50 – 90%)
Su = sulfide material – slightly weathered to fresh (average cyanide leach recovery <50%)

Intercept interval cut-off = 0.5 g/t Au

Revised resource estimates are being compiled for the Samat area to incorporate the latest drilling results. Samat drillhole location map is shown below, together with a more detailed tabulation of the recent drilling results:


RC Infill/Extensional
Drilling
Samat Prospect
Recent drillholes
Previous drillholes

SAMAT GOLD ASSAY RESULTS AND DRILLHOLE DETAILS:

Hole	TIG Co-ordinates		Dip / Azimuth	From (m)	To (m)	Intercept (m)	Au (g/t)	Oxidation
	Northing mN	Easting mE						
RC1360	207453	44413	-90/000	0	30	**30**	**3.48**	OX, SU
				0	2	**2**	**3.88**	OX
				12	30	**18**	**5.28**	SU
			incl.	17	18	**1**	**10.70**	SU
			and	28	29	**1**	**23.70**	SU
RC1361	207477	44406	-90/000	0	31	31	0.43	OX, TR, SU
				5	11	**6**	**1.44**	OX
RC1362	207425	44414	-90/000	0	31	31	0.14	OX, TR, SU
				0	2	2	0.60	OX
				9	10	1	0.77	OX
RC1363	207445	44411	-90/000	0	30	30	0.01	OX, TR
RC1364	207472	44408	-90/000	0	30	30	0.16	OX, SU
				10	12	**2**	**1.02**	OX
RC1365	207585	44419	-90/000	0	**41**	41	0.57	OX, SU
				4	15	**11**	**1.91**	OX
				21	22	1	0.83	SU
RC1366	207 521	44 399	-90/000	0	35	35	0.14	OX, SU, TR
				6	8	**2**	**1.11**	OX
RC1367	207 543	44 397	-90/000	0	31	31	0.06	OX, SU
				15	16	**1**	**1.19**	OX
RC1368	207556	44417	-90/000	0	28	**28**	**1.30**	OX, SU
				1	3	2	0.74	OX
				6	7	**1**	**2.78**	OX
				10	11	**1**	**29.70**	SU
RC1369	207580	44414	-90/000	0	36	36	0.45	OX, SU
				0	3	**3**	**1.19**	OX
				8	12	**4**	**1.78**	OX, SU
				16	18	**2**	**1.27**	OX
RC1370	207603	44411	-90/000	0	31	31	0.13	OX, SU
RC1371	207624	44430	-90/000	0	31	31	0.09	OX, SU
RC1372	207641	44445	-90/000	0	31	31	0.12	OX, SU
				2	4	2	0.75	OX
RC1373	207658	44468	-90/000	0	31	31	0.08	OX, TR, SU
RC1374	207667	44571	-90/000	0	36	36	0.09	OX, SU
				8	9	1	0.59	OX
RC1375	207650	44588	-90/000	0	31	31	0.20	OX, TR, SU
				5	6	1	0.57	OX
				16	17	1	0.58	SU
RC1376	207634	44608	-90/000	0	31	31	0.66	OX, SU
				0	13	13	0.89	OX, SU
				17	18	1	0.62	SU
				22	28	6	0.84	SU

Hole	TIG Co-ordinates		Dip / Azimuth	From (m)	To (m)	Intercept (m)	Au (g/t)	Oxidation
	Northing mN	Easting mE						
RC1377	207859	44183	-90/000	0	31	31	0.31	OX, SU
				20	21	1	0.52	SU

Note: *Assaying for gold by fire assay (50gm) with AAS finish (ALS Chemex Laboratories – Townsville, Queensland).*

Simberi mineralization types are:
Ox = oxide material – extremely weathered (average cyanide recovery >90%)
Tr = transitional material – distinctly weathered (average cyanide leach recovery 50 – 90%)
Su = sulfide material – slightly weathered to fresh (average cyanide leach recovery <50%)

Intercept interval cut-off = 0.5 g/t Au

The Adora drillhole location map is shown below, together with a more detailed tabulation of the recent drilling results:

ADORA GOLD ASSAY RESULTS AND DRILLHOLE DETAILS:


RC Drill Holes
Adora Prospect
Previous Drill Holes
Recent Drill Holes

ADORA GOLD ASSAY RESULTS AND DRILLHOLE DETAILS:

Hole	TIG Co-ordinates		Dip / Azimuth	From (m)	To (m)	Intercept (m)	Au (g/t)	Oxidation
	Northing mN	Easting mE						
RC1354	207269	44544	-90/000	0	51	51	0.60	SU
				37	50	**13**	**2.29**	SU
			incl.	43	48	**5**	**5.03**	SU
RC1355	207256	44600	-90/000	0	49	49	0.02	TR, SU
RC1356	207233	44642	-90/000	0	31	31	0.02	OX, TR, SU
RC1357	207236	44688	-90/000	0	41	**41**	0.56	OX, TR, SU
				8	25	17	0.83	OX, TR, SU
			incl.	20	25	**5**	**1.07**	SU
				38	41	**3**	**1.21**	SU
RC1358	207229	44744	-90/000	0	47	47	0.34	OX, TR, SU
				12	13	1	0.99	SU
				18	28	10	**1.15**	SU
RC1359	207214	44794	-90/000	0	49	49	0.36	OX, SU
				11	15	4	0.66	SU
				23	28	**5**	**1.20**	SU

Note: *Assaying for gold by fire assay (50gm) with AAS finish (ALS Chemex Laboratories – Townsville, Queensland)*

Simberi mineralization types are:
Ox = oxide material – extremely weathered (average cyanide recovery >90%)
Tr = transitional material – distinctly weathered (average cyanide leach recovery 50 – 90%)
Su = sulfide material – slightly weathered to fresh (average cyanide leach recovery <50%)

Intercept interval cut-off = 0.5 g/t Au

Yours faithfully

Mark V Caruso
Chairman and Managing Director

MEDIA CONTACT:

Kevin Skinner
Field Public Relations
08 8234 9555
0414 822 631

The information in this Stock Exchange Announcement that relates to exploration results, together with any related assessments and interpretations, has been approved for release by Mr Ross Hastings, MSc., BSc., M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves."

Forward-Looking Statements.

This press release contains forward-looking statements concerning the projects owned by Allied. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy.

This communication is not a solicitation of a proxy from any security holder of Allied, nor is this communication an offer to purchase nor a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).